PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of the Registrant: DENNYS CORP
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Denny’s shareholders to vote FOR the shareholder proposal at Denny’s virtual Annual Meeting on May 9, 2018.

For questions, please contact Austin Wilson, As You Sow, awilson@asyousow.org

Denny’s Shareholder Proposal:
Phase Out Medically Important Antibiotics for Healthy Animals

RESOLVED:  Shareholders request that Denny’s adopt an enterprise-wide policy to phase out the use of medically important antibiotics for disease prevention purposes in its meat and poultry supply chain.

Supporting Statement: Shareholders further request the company publish timetables and measures for implementing this policy.

Executive Summary

Denny’s is lagging its peers on antibiotic stewardship and faces reputational risks as a result of its suppliers’ routine use of medically important antibiotics.
•
Industry and legislative/regulatory trends are moving to prohibit the routine use of medically important antibiotics for healthy food animals. The majority of top-25 U.S. restaurant chains have made commitments to restrict antibiotic use beyond regulatory compliance.

•
Social and environmental policies are a strong indicator of how a company is governed; lagging policies on antibiotic resistance may indicate poor corporate governance and inadequate planning for a market that demands greater corporate responsibility.

•
Civil society is increasingly focused on antibiotic use; Denny’s could face boycotts, petitions, and negative press for its lagging policies, resulting in irreparable damage to the company’s brand reputation.

•	Denny’s does not provide any information to shareholders, in its annual report or website, concerning how it is addressing this issue.

Investors representing $3 trillion in assets have called on restaurants companies to adopt the policy requested by the proposal.

Routine Antibiotic Use in Livestock Contributes to Antibiotic Resistance

“A post-antibiotic era – in which common infections and minor injuries can kill – far from being an apocalyptic fantasy, is instead a very real possibility for the 21st Century.”
-- World Health Organization1

The overuse and misuse of antibiotics in the meat industry is contributing to the rise of antibiotic-resistance, a phenomenon that reduces or eliminates the effectiveness of antibiotics in human and veterinary medicine. Antibiotics, even those important to human medicine, are routinely given to livestock and poultry to prevent illness in the cramped and unhealthy conditions in which they are raised. The serious public health issue of antibiotic resistance is estimated to cost the U.S. economy $35 billion per year.2 Antibiotic resistance could cause 300 million premature deaths and up to $100 trillion in global economic damage by 2050.3

The Centers for Disease Control and Prevention, the Food and Drug Administration (FDA), and the Department of Agriculture have all testified before Congress that the routine use of antibiotics on industrial farms is linked to the crisis of antibiotic resistance in humans. Bacteria has already been identified that is resistant to colistin, the antibiotic of last resort. This means even more infections will become completely untreatable due to resistance in the near future.4

The meat industry has historically used antibiotics in three ways:
•	To make animals grow at faster than normal rates
•	To prevent illness in cramped and unhealthy confined living conditions
•	To treat or control the spread of disease

The routine use of antibiotics in animal food production makes it more likely that bacteria will become resistant to the class of antibiotics used.5 Cases have been recorded where the use of animal-only antibiotics has contributed to resistance of medically-important (also known as “human class”) antibiotics.6 Bacteria that become antibiotic-resistant do not just contaminate meat products; resistant bacteria move environmentally – through people, waste, water, and other avenues – spreading across the globe.7

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1 Scientific American. “Antibiotic Resistance Is Now Rife across the Globe.” Dana Fine Maron. April 30, 2014. http://www.scientificamerican.com/article/antibiotic-resistance-is-now-rife-across-the-globe
2 U.S. Centers for Disease Control and Prevention. “Untreatable: Report by CDC details today’s drug-resistant health threats.” September 16, 2013. https://www.cdc.gov/media/releases/2013/p0916-untreatable.html
3 https://amr-review.org/
4 http://www.bbc.com/news/health-34857015
5 For more information on this subject, see the literature review compiled by George Washington University’s Milken Institute of Public Heath and the Antibiotic Research Action Center: http://publichealth.gwu.edu/sites/default/files/Website%20Bibliography%20of%20Science%20on%20Antibiotics%20%26%20Food%20Animals.pdf [PDF]
6 jac.oxfordjournals.org/content/52/4/623.full.pdf
7 See, e.g.,
(a) “Spread of resistance may occur by direct contact or indirectly, through food, water, and animal waste application to farm fields.” Page 723 [PDF] http://cmr.asm.org/content/24/4/718.full.pdf
(b) NRDC Fact Sheet on Antibiotics Resistance. [PDF] https://www.nrdc.org/sites/default/files/antibiotic-resistance-farms-FS.pdf

No new classes of antibiotics have been commercialized since 1982, underscoring the need to preserve the efficacy of antibiotics currently in use.8 In November 2017, the World Health Organization announced guidelines on the use of medically important antibiotics in animals, “strongly recommend[ing] an overall reduction in the use of all classes of medically important antibiotics in food-producing animals, including complete restriction of these antibiotics for growth promotion and disease prevention without diagnosis.”9

This proposal calls for implementation of the WHO recommendation, which the majority of Denny’s competitors have already adopted for chicken (and some have adopted for beef and pork). This policy is recommended to maintain Denny’s social license to operate.

Current Antibiotic Practices Are Not Necessary

The practices of leading North American companies and several European countries have conclusively proven that antibiotic use can be significantly reduced while still producing large quantities of affordable and ethically-produced animal products.

In 1999, Denmark banned the administration of growth promoting or disease preventing antibiotics for swine and broiler chickens. Denmark exports 30 million hogs per year, making it one the world’s largest pork exporters. WHO found that the Danish ban reduced human health risk without compromising animal health or farmer’s incomes.10 The change was made possible by changes in animal husbandry, such as more frequent cleaning of housing, improved ventilation, later weaning, additional space for animal movement, and improvements in animal feed.11 WHO’s economic analysis confirmed a comprehensive production cost increase of only $1 per pig, or just over one percent, and no cost increase for chicken.12 The conclusion that reducing antibiotic use in broiler chicken operations is not expensive is supported by a wide range of scientific literature.13 Estimates generally suggest that the cost is a few cents per pound of chicken sold.

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8 Los Angeles Times. “Can the government encourage the development of new antibiotics?” July 11, 2016. http://www.latimes.com/science/sciencenow/la-sci-sn-antibiotic-resistance-government-incentives-20160711-snap-story.html
9 http://www.who.int/mediacentre/news/releases/2017/antibiotics-animals-effectiveness/en/
10 The PEW Charitable Trusts. Avoiding Antibiotic Resistance: Denmark’s Ban on Growth
Promoting Antibiotics in Food Animals. [PDF] http://www.pewtrusts.org/~/media/legacy/uploadedfiles/phg/content_level_pages/issue_briefs/denmarkexperiencepdf.pdf
11 For more information on Denmark’s transition, see: The PEW Charitable Trusts. Comprehensive Fact Sheet: Denmark's Ban on Growth Promoting Antibiotics in Food Animals. February 24, 2010.  [PDF]
 http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2010/02/24/comprehensive-fact-sheet-denmarks-ban-on-growth-promoting-antibiotics-in-food-animals
12 Ibid.
13 See p. 8: National Resources Defense Council. “Pharming Chicken: It’s Time For The U.S. Poultry Industry to Demonstrate Antibiotic Stewardship”. Issue Brief. Published April 2014. https://www.nrdc.org/sites/default/files/poultry-industry-antibiotic-stewardship-IB.pdf

Currently, animals raised for food in Denmark and neighboring Norway are given about one-sixth of the antibiotics of livestock raised in the United States;14 livestock in Germany and the Netherlands are given less than half.15

Denny’s Policies Are Insufficient and Create Material Risk

Investors are increasingly concerned about the risk of inaction on antibiotics in farm animal production. Farm Animal Investment Risk and Return (FAIRR)’s investor coalition, representing $3 trillion in assets under management, has called on the restaurant industry to prohibit preventative use of medically important antibiotics.16

FAIRR finds that irresponsible antibiotic use in the supply chain exposes companies to three main types of risk:

1.	Reputational Damage From Lagging Behind Peers

Companies whose policies lag behind their peers face civil society campaigns and media exposure, which can undermine brand value. Denny’s faces material risk due to falling behind competitors who have stronger policies on antibiotic use. As a laggard, it is becoming a target for public campaigns that will damage its reputation and brand value and have the potential to reduce sales.

According to the Chain Reaction report published annually by prominent consumer advocacy groups, the majority of top-25 restaurant chains in the U.S. have adopted commitments to restrict antibiotic use beyond regulatory compliance. For example:17
•	Panera Bread[18] and Chipotle Mexican Grill[19] prohibit routine antibiotic use across all of their livestock supply chains (chicken, beef, and pork).

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14 The New York Times. “Antibiotics in Livestock: F.D.A. Finds Use Is Rising.” Sabrina Tavernise. October 2, 2014. http://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html
15 http://www.pewtrusts.org/en/research-and-analysis/analysis/2014/09/25/summary-of-pcasts-report-on-combating-antibiotic-resistance
16 http://www.fairr.org/investor-engagements/
17 https://www.nrdc.org/resources/chain-reaction-how-top-restaurants-rate-reducing-antibiotics-their-meat-supply
18 https://www.panerabread.com/content/dam/panerabread/documents/nutrition/panera-bread-food-policy.pdf
19 http://chipotle.com/food-with-integrity

•
McDonald’s20, Wendy’s21, Subway, Taco Bell[22],  KFC, Burger King, Tim Horton’s23 have phased out the use of medically-important antibiotics in chicken purchased. Wendy’s has also committed to quantify the antibiotic use within its beef supply chain and to reduce it meaningfully over time.[24]

•	Jack in the Box[25] and Starbucks[26] will prohibit routine antibiotic use in poultry by 2020.
•	Chick-fil-A has committed to selling only chicken raised without any antibiotics by 2019.[27]
•	Subway pledged that all its chicken and turkey will be raised without antibiotics by 2018 or 2019, and all beef and pork by 2025.[28]

Consumer and health advocacy groups are strongly engaged on this issue and aligned on what policies they are requesting from companies. Eighty-six major organizations sent public letters to several restaurant companies in January 2016, requesting companies phase out the preventative use of medically-important antibiotics.29 In January 2018, consumer advocate US PIRG announced a national campaign to urge McDonald’s to phase out the routine use of medically important antibiotics in its beef and pork supply chains.30

2.	Potential Loss of Market Share

Experts across the food industry agree that consumer expectations are growing for sustainability and social responsibility, led by rapid change among younger demographics.

In the 2017 Power of Meat study, conducted for the Food Marketing Institute and the North American Meat Institute31, found that:
•	Nearly one-third of all consumers said it’s highly important to know that a company shares their values (see Figure 1 below).
•	66 percent of consumers said that it was important that their grocery store carried meat and poultry products that are free of antibiotics.[32]
•	Headlines were cited as the most common source for antibiotic information associated with animals.
•	Only half of consumers were confident in the U.S. food supply and that number is declining. 43% said they have changed eating habits due to food-safety concerns.
•	More than half of respondents aren’t convinced that farmers are taking good care of the environment.

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20 http://corporate.mcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Antimicrobial_Stewardship_Vision.pdf
21 https://www.wendys.com/en-us/about-wendys/antibiotic-use-policy-and-guidelines
22 https://www.tacobell.com/news/statement-regarding-antibiotics
23 https://www.reuters.com/article/us-rstrnt-brnd-antibiotics/parent-of-burger-king-tim-hortons-to-curb-antibiotics-in-chicken-idUSKBN19D21I
24 https://www.wendys.com/en-us/about-wendys/antibiotic-use-policy
25 http://www.jackintheboxinc.com/assets/AW-121616.pdf
26 https://www.qsrmagazine.com/news/starbucks-commits-antibiotics-policy-2020
27 http://www.cnn.com/2014/02/11/health/chick-fil-a-chicken-antibiotics/index.html
28 http://money.cnn.com/2015/10/20/news/companies/subway-antibiotic-free-meat/index.html?iid=EL
29 http://uspirg.org/page/usp/letter-yum-brands-about-overuse-antibiotics-livestock-production
30 https://uspirg.org/news/usp/new-campaign-calls-mcdonald%E2%80%99s-hold-antibiotics-their-meat-supply-chain
31 https://pighealthtoday.com/eve-disruption-changes-retail-consumer-trends-might-affect-pork-consumption-production/
32 https://www.provisioneronline.com/articles/104042-consumer-trends-report-knowing-what-they-dont-want

Recent sales data aligns with survey findings:
•	Organic meat sales experienced compound sales growth of 44% from 2011 to 2015; “antibiotic-free” sales grew 28.7%; and conventional meat sales grew only 4.6%.[33]
•	“The value of certified organic commodities jumped 23% from 2015 to 2016 to $7.6 billion. The biggest year-to-year increase was in broiler chickens, shooting 78% higher for a total of $750 million.”[34]
•	“No antibiotics ever” (NAE) poultry production accounted for 20% of 2016’s U.S. production — a seven-fold increase since 2014.[35]

3.	Regulatory Risk

Policymakers have begun to tackle this issue, particularly on the state level, while federal regulatory agencies have taken an incremental step.

FDA: Guidance for Industry 209 and 213 were fully implemented in January 2017. These guidelines effectively prohibit the use of medically important antibiotics for growth promotion and require veterinary prescriptions for antibiotics in animal feed.36 However, these guidance documents leave a large loophole: producers can still administer routine, low-dose antibiotics to entire herds with a veterinarian signature as long as animals are at risk of becoming sick.37 In unhealthy conditions, the risk of sickness remains high. These guidance documents provided producers with little incentive to improve conditions and reduce the rate of bacterial infections that require antibiotics.

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33 http://www.nielsen.com/us/en/insights/news/2016/weighing-consumers-growing-appetite-for-clean-meat-labeling.html
34 http://usda.mannlib.cornell.edu/usda/current/OrganicProduction/OrganicProduction-09-20-2017_correction.pdf
35 https://pighealthtoday.com/eve-disruption-changes-retail-consumer-trends-might-affect-pork-consumption-production/
36 U.S. Food and Drug Administration. FDA Guidance for Industry (GFI) #209—The Judicious Use of Medically Important Antimicrobial Drugs in Food-Producing Animals. April 13, 2012. [PDF] www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM216936.pdf
37 For more information, see:
 The PEW Charitable Trusts. Gaps in FDA's Antibiotics Policy. November 30, 2014. [PDF]
http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2014/11/gaps-in-fdas-antibiotics-policy

Congress: In December 2017, the FDA reported that sales of antibiotics used in livestock dropped from the previous year, for the very first time since it began tracking the data in 2009. The levels of antibiotic sales still are much higher than when the FDA first started collecting data in 2009,38 however, and several times higher per pound of meat produced than many European nations.

Executive Branch: The President’s Council on Curbing Antibiotics Resistance Bacteria (PACCARB) is prioritizing research, investments in pharmaceutical innovation, and pilot projects for collecting data.39 These programs have been vastly outpaced by market movements, as described above, increasing the chance that regulations will be put in place to enforce similar gains by all companies.

State and local policy: California passed a bill in 2015 to restrict routine antibiotic use in farm animals,40 and Maryland followed suit in 2017.41

A new ordinance in San Francisco may also shift the national conversation. The city ordinance will require grocery stores to document antibiotic use in the meat and poultry brands they sell and make the information publicly available, via a city website, to consumers. This will provide public data on the antibiotic use practices of the biggest meat producers.42

Governance Risk

In addition to risk from reputational damage and potential loss of market share, and shifting regulation, Denny’s inaction on antibiotics indicates governance risk. Investors at a 2017 Roundtable on Sustainable Animal Agriculture stated that corporate policies, particularly relating to antibiotic resistance, are a strong indicator of how a company is governed.43 Inaction on this issue may represent a failure to address social and environmental risks and foresee changes in the company’s business sector.

Response to the Board of Director’s Statement in Opposition

In its 2018 Definitive Proxy Statement, the Denny’s Board of Directors makes the following arguments.

1.
“Government and industry have devised new guidelines for antibiotics. We encourage shareholders to monitor with us whether the guidelines reduce the use of antibiotics before mandating elimination of this group of antibiotics.”

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38 https://www.npr.org/sections/thesalt/2017/12/07/569198029/is-the-tide-of-antibiotic-use-on-farms-now-turning
39 https://www.hhs.gov/ash/advisory-committees/paccarb/about-paccarb/index.html
40 Bloomberg. “California Enacts Strictest Animal Antibiotic Law in the U.S.” John Tozzi. October 11, 2015. http://www.bloomberg.com/news/articles/2015-10-11/california-enacts-strictest-animal-antibiotic-law-in-the-u-s-
41 https://www.reuters.com/article/us-maryland-antibiotics/maryland-joins-california-in-battling-antibiotic-overuse-on-farms-idUSKBN18Q22K
42 https://www.washingtonpost.com/news/wonk/wp/2017/10/05/most-meat-producers-use-antibiotics-now-consumers-can-see-how-much/
43 “Opportunities for Sustainable Animal Agriculture Addressing Antibiotic Risk and Protecting Human Health.” Interfaith Center on Corporate Responsibility. 2017. http://www.iccr.org/sites/default/files/iccr_addressing_antibiotic_risk_121317.pdf

As discussed earlier, the FDA guidance is unlikely to be effective because it does not provide incentives for producers to stop the routine use of antibiotics to prevent disease in healthy animals. The following statement from an issue expert illuminates this problem44:

"My big worry is that we're going to stop calling it growth promotion and we're going to start calling it disease prevention," says [Keeve] Nachman, [PhD, MHS and researcher at Johns Hopkins]. As a result, he adds, "use, in practice, might not change all that much."

To illustrate, Nachman points to comments made to the Wall Street Journal by a pharmaceutical executive in 2013 about the potential impact of the guidance. In the interview, Zoetis CEO Juan Ramon Alaix told the paper he didn't think the FDA's decision to end the use of antibiotics for growth promotion would have an impact on the company's revenues.

"If it's not going to impact their sales, then why would you expect it would have an impact on use?" Nachman asks.

2.	“The shareholder proposal would increase costs for Denny's, its franchisees, and ultimately for our guests, and would not provide measurable benefits to shareholders, franchisees or guests.”

The evidence suggests that Denny’s cannot afford the costs of inaction on this issue. The majority of its peers have taken substantive action to address this critical public health issue and respond to changing consumer preferences. Denny’s risks increased reputational damage and loss of relevance to consumers seeking healthy and sustainable food.

The proposal provides clear and measureable benefits, as outlined in the consumer preference data described above.

While there is some additional cost associated with reducing antibiotic use, the market for responsibly-produced chicken has grown enormously and additional cost is likely to be minimal. Additionally, WHO’s economic analysis found that the Danish ban on antibiotics for disease prevention resulted in no cost increase for chicken.45 This conclusion is supported by a wide range of scientific literature.46 Estimates generally suggest that any increased production cost is in the range of a few cents per pound of chicken sold.

Conclusion

The evidence is overwhelming. This proposal is aligned with global health authorities, and it is a necessary step for any company that wants to retain its social license to operate. The market for chicken raised without medically important antibiotics is large and unlikely to significantly raise costs. Consumers are demanding sustainable food and investors are concerned that inaction poses a material risk.

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44 http://www.cidrap.umn.edu/news-perspective/2017/01/farm-antibiotics-does-new-fda-policy-go-far-enough
45 Ibid.
46 See p. 8: National Resources Defense Council. “Pharming Chicken: It’s Time For The U.S. Poultry Industry to Demonstrate Antibiotic Stewardship”. Issue Brief. Published April 2014. https://www.nrdc.org/sites/default/files/poultry-industry-antibiotic-stewardship-IB.pdf